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SEC FILE NUMBER
001-14691

CUSIP NUMBER
961815107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Westwood One, Inc.

Full Name of Registrant

Former Name if Applicable
40 West 57th Street

Address of Principal Executive Office (Street and Number)
New York, NY 10019

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Westwood One, Inc. (the “Company”) has determined that is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) by its prescribed due date (today). As previously disclosed in an 8-K filed with the SEC on March 6, 2009, the Company recently entered into an agreement in principle with its existing debt holders on terms to restructure all of the Company’s debt.

For several months (and in particular, the last several weeks), the Company’s staff and resources have been substantially committed to the negotiation of the debt and equity term sheets related to the refinancing and the due diligence efforts associated therewith, which have had an impact on the Company’s ability to complete and perform a thorough review of its Form 10-K. The Company believes filing this Form 12b-25 is a prudent step given its ongoing refinancing process, and certain analyses being undertaken in connection with such transaction. The Company intends to file its Form 10-K as promptly as practicable and in any event before March 31, 2009, the prescribed due date pursuant to this Form 12b-25.

As previously disclosed in an 8-K filed with the SEC, the Company is in default under the terms of its Credit Agreement and Note Purchase Agreement. As a result there is substantial doubt about the Company’s ability to continue as a going concern.

The aforementioned refinancing transaction remains subject to the negotiation of definitive documentation with the Company’s debt holders and no assurance can be made that the parties will consummate the refinancing transaction.

The Company expects to report a net loss of approximately $427.6 million for the year ended December 31, 2008, which includes a fourth quarter goodwill impairment charge of approximately $224.0 million. For the year ended December 31, 2007, the Company reported net income of $24.4 million.

FORWARD-LOOKING STATEMENTS: Certain statements made in this report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases “guidance,” “expect,” “anticipate,” “estimates” and “forecast” and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to: our ability to negotiate and execute definitive documentation of the refinancing transaction; and obtaining requisite Board, shareholder and antitrust regulatory approvals for the refinancing transaction. Other key risks are described in the Company’s reports filed with the SEC, including, but not limited to, the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this report.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Roderick M. Sherwood, III, President and CFO	212	641-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.

Westwood One, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Roderick M. Sherwood, III

Name: Roderick M. Sherwood, III
Title: President and CFO